1-00091

Dec 31, 2001



You're Ho





FURNITURE BRANDS INTERNATIONAL
2001 ANNUAL REPORT






We're There.






FINANCIAL HIGHLIGHTS

	Year Ended December 31,				
(In thousands, except per share, employee, and statistical data)	***2001***	*2000*	*1999*	*1998*	*1997*
From continuing operations:					
Net sales	**$ 1,891,313**	$ 2,116,239	$ 2,088,112	$ 1,960,250	$ 1,808,276
Net earnings[1]	**69,959**	108,351	111,910	90,077	67,053
As a percentage of net sales	**3.7%**	5.1%	5.4%	4.6%	3.7%
Per share of common stock (diluted):					
Net earnings[1]	**$ 1.36**	$ 2.15	$ 2.14	$ 1.67	$ 1.15
Financial condition at year-end:[2]					
Working capital	**$ 603,420**	$ 548,463	$ 518,036	$ 509,148	$ 482,288
Current ratio	**4.4 to 1**	4.8 to 1	4.4 to 1	4.1 to 1	4.5 to 1
Total assets	**1,503,489**	1,304,838	1,288,834	1,303,204	1,257,236
Total long-term debt	**454,400**	462,000	535,100	589,200	667,800
Shareholders' equity	**$ 759,659**	$ 583,905	$ 474,197	$ 413,509	$ 323,322
Average common shares (diluted)	**51,325**	50,443	52,335	53,809	58,473
Number of employees[2]	**23,850**	20,700	21,400	20,700	20,700

[1] *Net earnings before nonrecurring gains and losses, net of taxes and extraordinary item, net of taxes.*

[2] *2001 balances reflect the acquisition of substantially all of the assets and liabilities of Henredon Furniture Industries, Inc., Drexel Heritage Furnishings Inc. and Maitland-Smith, Inc. as of December 28, 2001.*

CONTENTS

Broyhill

Broyhill is the most recognized full-line furniture brand among consumers and manufactures bedroom, dining room, occasional, home office, home entertainment and upholstery products targeted for the moderate price segment.

Lane HOME FURNISHINGS

Lane, a leader in the "good," "better" and "best" price categories, manufactures motion furniture, recliners, and sleep sofas, and a full line of complementary wood products.

Thomasville

Thomasville has a rich heritage of marketing and manufacturing home furnishings that appeal to a targeted group of consumers seeking excellent design and exceptional value.

Furniture Brands International Portfolio of Major Brands

HENREDON

Henredon is famous for fine wood and upholstered furniture in every major decorative style. Henredon also is the exclusive furniture licensee for the Ralph Lauren Home Collection.

DREXEL HERITAGE

Drexel Heritage has manufactured fine casegoods and upholstered furniture for the home since 1903. Leading the industry in fashion, styling and quality, the company also offers the Lillian August brand of furnishings.

MAITLAND-SMITH

Maitland-Smith offers an array of wonderful, practical, whimsical and fascinating furniture, lighting, accent and accessory pieces handmade by expert craftsmen in our factories and by artisans throughout the world.

LETTER TO OUR SHAREHOLDERS

In last year's Letter to Shareholders, I highlighted the important strategic steps we had taken during 2000 to position your Company for long-term growth. I concluded that Letter with this statement:

> "All of these efforts have combined to position our Company where we are today — on the launching pad waiting for a few fundamental economic positives to develop and for the investment community to return its focus to solid value stocks."

The soft economic environment of 2001, without a doubt the most difficult business climate I have seen in my 41 years in this industry, has proven the wisdom of the strategic moves we undertook in the preceding years. With our strong and tested management and our solid strategic plan, we have not only survived but have thrived during these tough times. We have implemented further strategic initiatives during 2001, more aggressive and more sweeping than before, and we have emerged leaner and financially stronger than at any time in our recent history. One element of our Mission Statement has been accomplished — your Company is the industry's undisputed leader.



W.G. (MICKEY) HOLLIMAN
CHAIRMAN OF THE BOARD,
PRESIDENT AND CHIEF EXECUTIVE OFFICER

LETTER TO OUR SHAREHOLDERS

2001 IN BRIEF

In terms of sales and profitability, 2001 was a difficult year for our industry and for Furniture Brands International. Our industry had seen decades of steady growth, interrupted only sporadically by modest sales declines in the 1-3 percent range during periods of national economic downturn. During the 1990s we had seen unprecedented growth, and by mid-2000 Furniture Brands had posted 18 consecutive quarters of record sales and earnings per share performance.

In the second quarter of 2000, business began to soften, and by the end of that year all our companies were feeling the effects. Tough business conditions continued through 2001, and by the end of the year our Company saw revenues off 10.6 percent from 2000 and reported earnings per share off 47 percent. The reasons have been discussed at length: financial market fluctuations, unemployment, and domestic and international crises appear to have been among the causes, but there were many others.

During the year, we continued our established program of discontinuing relationships with retailers that did not meet our standards or that had actual or potential financial problems. A meaningful part of our revenue loss was attributable to these steps, but they were clearly the right thing to do. Our exposure to recent retailer failures was reduced because we made these hard decisions.

At the same time, we continued to address costs in order to maintain our profitability and build for the future. During 2001 Furniture Brands continued to lead the industry in a strategic shift from domestic manufacturing to offshore sourcing. Largely as part of this program, we announced the permanent closing of 12 of our 48 domestic facilities — a 15 percent reduction in square footage — and the permanent reduction of our work force by nearly 4,000 people — a 20 percent reduction. The most significant capacity rationalization was the closing of all of Lane's Altavista, Virginia, operations, including its headquarters. All Lane wood manufacturing operations were shifted to offshore sourcing, and all administrative operations were absorbed by the existing and continuing Lane operations in Tupelo, Mississippi.

During 2001 we continued, as we always have, to be wise stewards of our working capital. Our focus on inventories and receivables and our strong cash generation enabled us to pay nearly $148 million of long-term debt during the year, exceeding our year-end target levels by the end of the third quarter and allowing us to begin accu-mulating cash. This discipline paid a big dividend at the end of the year in the form of our first major acquisition since the end of 1995.

We finished the year on a positive note with the acquisition of substantially all of the assets of Henredon, Drexel Heritage and Maitland-Smith. This acquisition firmly established Furniture Brands as the industry's leading whole-home resource in all

OUR SUCCESS RESTS ON A SIMPLE BUT ROCK-SOLID STRATEGY OF OFFERING THE BEST BRANDS, BEST MARKETING, BROADEST PRODUCT LINE AND BROADEST DISTRIBUTION NETWORK.

Leading Brands	Aggressive Marketing	New Products	Unmatched Distribution
We're There. In the brands you want.	We're There. Top of mind.	We're There. In every room.	We're There. In your hometown stores.

LETTER TO OUR SHAREHOLDERS

middle- and upper-price categories. Henredon, Drexel Heritage and Maitland-Smith are leading brand names in the premium-price category and are an excellent complement to our middle- and upper-end brands, Broyhill, Lane and Thomasville.

PROMISES MADE — PROMISES KEPT

Over the years we have demonstrated the importance of developing a strong strategic plan and sticking to it. In 2001, we also proved the importance of remaining flexible — within the terms of the strategic plan — to adapt to changes in the marketplace. I have provided our shareholders with many assurances over the years, and I'm proud to report we have kept our promises to you.

Since midyear 1997 we have paid upward of $450 million in long-term debt. Even considering 2001's acquisition — $175 million of which was paid in cash — our debt at year-end was still $8 million less than it was at the start of the year, consistent with our promise not to leverage the Company beyond 50 percent debt-to-capitalization again.

We have continued to drive our outstanding brand names, spending fully one-third of the industry's total national advertising dollars (approximately 3 percent of the Company's annual revenues) on advertising. The same, and more, can be expected from our new companies — Henredon, Drexel Heritage and Maitland-Smith.

We continue to expand our dedicated distribution system, and we are maintaining our promise to do business with the best retailers and to gain more control over the fragmented residential furniture retail system. Our dedicated floor space represents a secure foundation of business and provides retailers greater profitability opportunities through our strong brand names. With the growing Thomasville Home Furnishings Stores program, our commitment to expand the Drexel Heritage Home Inspiration Stores system and our expansive gallery programs across all companies, our retail presence continues to grow.

And finally, we continue to look for new ways to reduce costs, increase our profit margins and return greater earnings for our shareholders. Our offshore presence, through our exclusive relationship with Outlook International, our new strategic alliance with Hong Kong Teakwood Works and the leverage the Maitland-Smith offshore facilities brings us, will help us provide high-quality products at better values and with greater profit margins. Our dedication to cost control remains unwavering.

Despite the continued economic softness, 2001 was a pivotal year for Furniture Brands International. We used the year to good advantage by streamlining our operations, refining our dealer base, strengthening our balance sheet and encouraging our tested management team — the best in the industry — to make the hard decisions to build for the future. My earlier reference to our being on a "launching pad" has never been more true. This Company is positioned for a breakout, and we fully expect to see the rewards for the important strategic steps we took in 2001. As was the case last year, we're exactly where we want to be.

It is my pleasure to report that your Company is stronger than ever. On behalf of the board of directors, the management and the employees of Furniture Brands International, we thank our shareholders, our suppliers and our customers for their support throughout this year.

Sincerely,

W.G. Holliman

W.G. (MICKEY) HOLLIMAN
CHAIRMAN OF THE BOARD,
PRESIDENT AND CHIEF EXECUTIVE OFFICER



GROWING UP



HANGING OUT



ADDING ON



NEW HOME



NEWLY MARRIED

You're Home.

WE MOVE THROUGH MANY MILESTONES DURING OUR ADULT LIFE. WE BUY OUR FIRST HOME. WE GET MARRIED AND HAVE CHILDREN. WE ARE PROMOTED AND MAY REAP SIGNIFICANT MATERIAL REWARDS AT WORK. WE MOVE INTO LARGER HOMES. MANY SUCH MILESTONES, OR LIFE STATIONS AS WE CALL THEM, ARE COMMONLY RECOGNIZED.



EMPTY NEST



PROMOTION



STARTING OUT



FIRST STEPS



MOVING UP



NEW HOME



ADDING ON



MOVING UP



NEWLY MARRIED

We're There.

WHAT IS NOT SO COMMONLY RECOGNIZED, HOWEVER, IS THAT OUR WANTS AND NEEDS FOR FURNITURE CHANGE AS WE MOVE FROM STATION TO STATION. FURNITURE BRANDS OFFERS CONSUMERS A WIDER RANGE OF PRODUCTS — BY STYLE, COLOR AND PRICE — THAN ANY COMPETITOR. WHEN YOU'RE HOME, WE'RE THERE WITH YOU, THROUGH ALL OF LIFE'S STATIONS.



HANGING OUT



FIRST STEPS



PROMOTION



GROWING UP



EMPTY NEST



STARTING OUT


We're there. To make it your own.

YOUR HOME OFFERS A MEANS OF SELF-EXPRESSION AND SPEAKS VOLUMES ABOUT WHO YOU ARE. WHEREVER YOU ARE, OR WHEREVER YOU WANT TO BE, THE FURNITURE BRANDS COMPANIES COVER A BROAD SPECTRUM OF STYLE AND PRICE CATEGORIES.

Home buyers, including those buying their first home, prefer name-brand furniture, and our brands offer virtually every style of furniture at prices that meet any budget.

Broyhill, Lane and Thomasville — our oldest companies — dominate the industry's middle- and upper-middle price categories with style.

Laneventure, a division of Lane, produces high-quality indoor/outdoor casual-lifestyle furniture.

Pearson, Hickory Chair and HBF, divisions of Thomasville, compete in the premium category, as do our newly acquired companies Henredon, Drexel Heritage and Maitland-Smith.

Creative Interiors, also a division of Thomasville, produces furniture in the lower-priced "ready-to-assemble" segment.

YOU'RE HOME.



"We found well-known brands within our budget."

– NEW HOME OWNERS

BOTTOM LINE:

Furniture Brands' breadth of product is unrivaled.

WE'RE THERE.

Furniture Brands is the industry's only whole-home, full-line resource.



YOU WOULDN'T TRADE HER FOR ANYTHING IN THE WORLD,
BUT FACE IT, YOU REALLY MISS YOUR FREE TIME. CONVENIENCE HAS NEVER BEEN MORE IMPORTANT.
OUR PRODUCTS CAN BE FOUND IN THOUSANDS OF RETAIL LOCATIONS ACROSS THE COUNTRY.

Consumers juggling the demands of children and jobs crave the convenience of one-stop shopping offered in our galleries and stores. To satisfy that consumer craving, each of our companies is focused on increasing the amount of floor space dedicated exclusively to its products.

With approximately 11.5 million square feet of retail floor space dedicated solely to Broyhill, Lane and Thomasville products, we have approximately 20 percent more dedicated space than our closest competitor does. The commitment to dedicated space will continue with Henredon, Drexel Heritage and Maitland-Smith as well.

At year end, 146 independently owned Thomasville Home Furnishings Stores were open and the company has set a goal of 250 stores by the end of 2005. Drexel Heritage had 30 Drexel Heritage Home Inspiration Stores, and will increase that number this year. Broyhill had 942 Showcase Galleries and Furniture Centers dedicated solely to its products, which are sold in nearly 5,000 independently owned retail locations. Lane products are carried at more than 15,000 retail locations including 312 Lane Comfort Showcase Galleries.

YOU'RE HOME.



"With the new baby, we don't have the time we used to have to shop around."

NEW PARENTS

BOTTOM LINE:

Furniture Brands has more dedicated space and more dealer outlets than any competitor.

WE'RE THERE.

Combine the Thomasville Home Furnishings Stores and Drexel Heritage Home Inspiration Stores, and we rank among the nation's largest furniture retailers.






We're there. When your hands are full.



We're there. When you're tucked in.




We're there. When the job is done.

AT THE END OF ANOTHER HARD DAY, YOU WANT TO SIT BACK, TAKE IT EASY AND RELAX. DAY IN AND DAY OUT, YOU WANT THE MOST COMFORTABLE, HIGHEST-QUALITY FURNITURE, THE KIND OF FURNITURE THAT OUR BRANDS GUARANTEE.

You work hard to keep your financial house in order. While the financial condition of a particular manufacturer is not usually a consideration for purchase, it does matter. Regardless of price, a consumer expects solid value.

Value is achieved through shrewd financial discipline. In 2001 we generated cash of approximately $185 million and reduced long-term debt by nearly $148 million.

Value is achieved through an efficient manufacturing process. In 2001 we streamlined our manufacturing capacity by closing 12 of our 48 domestic manufacturing and warehousing facilities, eliminating nearly 4,000 jobs. More than 15 percent of our products are now imported, creating significant value and margin opportunities.

In short, our balance sheet is in excellent shape. As a result, our products represent value at all price points.

YOU'RE HOME.



"We may not pay as much attention to price as we used to, but we still expect value."

– PROFESSIONAL COUPLE

BOTTOM LINE:

Our financial condition makes it possible to maintain healthy profit margins for our shareholders and offer significant value to our consumers.

WE'RE THERE.

A consumer expects to get what she pays for. With our products, she will.



YOU CELEBRATE SPECIAL OCCASIONS WITH THE FINEST FOOD, FINEST WINE AND FINEST ATMOSPHERE YOU CAN CREATE. YOUR FRIENDS WILL ASK FOR THE FISH RECIPE, THE YEAR OF THE WINE AND THE BRAND OF YOUR ELEGANT DINING ROOM FURNITURE.

The brands you choose make a statement about your own commitment to quality and good taste. You should expect no less from us. To bolster and expand awareness of our brands, we spend one-third of the industry's total national consumer advertising, approximately three percent of the Company's annual revenues.

Broyhill sponsored its first National Sale in the fourth quarter and advertised for the first time on national network television. Thomasville has for many years advertised on the networks' early morning news programs and is now advertising on prime-time cable as well. Lane continues its program of co-op advertising with national, regional and local retailers. From the new companies — Henredon, Drexel Heritage and Maitland-Smith — the same commitment to driving brand awareness can be expected.

YOU'RE HOME.



"We wanted new, brand name furniture throughout our entire house."

– SUCCESSFUL BUSINESS OWNERS

BOTTOM LINE:

Furniture Brands spends approximately $60 million annually on quality advertising.

WE'RE THERE.

Furniture Brands is totally committed to advertising its brands to increase market share.




We're there. Celebrating with you.


We're there. When your closest neighbors are the trees.




We're there. Because you love

YOU HAVE A PASSION FOR STYLE. YOU'RE CONFIDENT IN SELECTING THE FASHIONS THAT ARE PERFECT FOR YOU, AND YOU CARRY THAT CONFIDENCE IN FASHION INTO THE SELECTION OF YOUR FURNITURE. FURNITURE BRANDS OFFERS THE WIDEST ARRAY OF FURNITURE STYLES, AND FABRIC COLORS AND TEXTURES IN THE INDUSTRY.

Innovation is the key to product success, and our skilled designers create products to fit every lifestyle and atmosphere.

Thomasville's Ernest Hemingway Collection captures the mystique of the great American icon. Laneventure's Cabana Joe Collection evokes the smell of salt water and the warmth of tropical breezes. Broyhill's Point Sur Collection whisks you to the freedom of a Pacific Coast highway, and its Attic Heirlooms Collection transports you back through the years to the nostalgia of a warm family memory.

The Ralph Lauren Collection by Henredon is the best the fashion industry has to offer. Drexel Heritage's Golden Bear Collection puts you on the links with the masters. The Lane Leather Collection takes you to the vast expanse of the American West.

Whether it's an airy waterfront or a rustic country hideaway, there's a Furniture Brands collection to complement your surroundings.

YOU'RE HOME.



"I want each room in my house to have its own special ambience."

– ARCHITECT

BOTTOM LINE:

Our designers are among the most talented in the world, and our products the most innovative.

WE'RE THERE.

Innovation and attention to detail set Furniture Brands' products apart from the competition.



YOU DESERVE THE COMFORT OF A LASTING RELATIONSHIP —
A FRIEND WHO YOU KNOW WILL BE THERE.

Our Company's history dates back to 1911, and some of our brands date back even further. Our brands were first recommended to you by a trusted friend or family member. Now you can confidently pass that recommendation on to your friends and family. Our management has positioned the Company to succeed in every aspect of the business. Our brands are a solid investment for your home.

In a sea of industry instability, Furniture Brands is an anchor. We are the largest residential furniture manufacturer in the country and clearly the most profitable. With our unrivaled brand names, our commitment to innovative products, our strong marketing programs, our solid balance sheet and our talented management teams, we have emerged as the undisputed industry leader.

YOU'RE HOME.



"I looked to my mother for advice on great furniture, and my daughter will look to me."

– A DAUGHTER AND GRANDDAUGHTER

BOTTOM LINE:

By any measure we are the industry's undisputed leader.

WE'RE THERE.

There are almost 100 years of history behind every piece of our furniture.




We're there. Today and tomorrow.

BOARD OF DIRECTORS

KATHERINE BUTTON BELL [2]
VICE PRESIDENT AND CHIEF MARKETING OFFICER
OF EMERSON ELECTRIC CO.

W.G. (MICKEY) HOLLIMAN [1]
CHAIRMAN OF THE BOARD,
PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

BRUCE A. KARSH [2,3]
PRESIDENT AND PRINCIPAL OF OAKTREE CAPITAL
MANAGEMENT, LLC

DONALD LASATER [1,3]
RETIRED CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
OF MERCANTILE BANCORPORATION INC.

LEE M. LIBERMAN [2*,3]
CHAIRMAN EMERITUS OF LACLEDE GAS COMPANY

RICHARD B. LOYND [1*]
FORMER CHAIRMAN OF THE BOARD OF THE COMPANY

MALCOM PORTERA [2]
CHANCELLOR OF THE UNIVERSITY OF ALABAMA

ALBERT E. SUTER [1,3*]
SENIOR ADVISOR, RETIRED VICE CHAIRMAN
AND CHIEF OPERATING OFFICER OF EMERSON ELECTRIC CO.

COMMITTEES OF THE BOARD
1 EXECUTIVE COMMITTEE
2 AUDIT COMMITTEE
3 EXECUTIVE COMPENSATION AND STOCK OPTION COMMITTEE
(*INDICATES COMMITTEE CHAIRMAN)



W.G. (Mickey) Holliman, Richard B. Loynd, Albert E. Suter, Bruce A. Karsh, Malcom Portera, Lee M. Liberman, Katherine Button Bell, Donald Lasater

FINANCIAL REVIEW

GENERAL

The following analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements and related notes. In addition, management believes the following factors have had a significant effect on its recent financial statements.

Acquisition

On December 28, 2001, the Company acquired substantially all of the assets and liabilities of Henredon Furniture Industries, Drexel Heritage Furnishings and Maitland-Smith. Since the acquisition occurred near the last business day of 2001, it is reflected in the Company's consolidated balance sheet as of December 31, 2001; however, the Company's consolidated results of operations for 2001 do not include any of the operations of the acquired companies. The purchase price of the acquisition was $287.1 million, consisting of $176.5 million in cash and 4.0 million shares of the Company's common stock.

Restructuring

During 2001, the Company implemented a plan to reduce its domestic case goods manufacturing capacity. This plan included the closing of 12 manufacturing facilities and a permanent reduction of approximately 20% of the Company's total employment. Pretax restructuring and impairment charges of $26.4 million were recorded in 2001, consisting of $5.9 million charged to cost of operations, $2.5 million charged to selling, general and administrative expenses and $18.0 million in asset impairment charges.

RESULTS OF OPERATIONS

As an aid to understanding the Company's results of operations on a comparative basis, the following table has been prepared to set forth certain statements of operations and other data for 2001, 2000, and 1999.

	Year Ended December 31,					
	2001		2000		1999	
(Dollars in millions)	***Dollars***	***% of Net Sales***	*Dollars*	*% of Net Sales*	*Dollars*	*% of Net Sales*
Net sales	**$1,891.3**	**100.0%**	$2,116.2	100.0%	$2,088.1	100.0%
Cost of operations	**1,387.6**	**73.4**	1,529.9	72.3	1,498.6	71.8
Selling, general and administrative expenses	**330.8**	**17.5**	335.6	15.9	321.2	15.4
Depreciation and amortization	**55.8**	**2.9**	58.1	2.7	56.5	2.7
Asset impairment charges	**18.0**	**1.0**	—	—	—	—
Earnings from operations	**99.1**	**5.2**	192.6	9.1	211.8	10.1
Interest expense	**22.0**	**1.2**	36.4	1.7	37.6	1.8
Other income, net	**10.6**	**0.6**	9.8	0.4	2.6	0.1
Earnings before income tax expense and extraordinary item	**87.7**	**4.6**	166.0	7.8	176.8	8.5
Income tax expense	**29.7**	**1.5**	57.6	2.7	64.9	3.1
Net earnings before extraordinary item	**$ 58.0**	**3.1%**	$ 108.4	5.1%	$ 111.9	5.4%
Gross profit[1]	**$ 466.8**	**24.7%**	$ 546.8	25.8%	$ 550.3	26.4%

[1]The Company believes that gross profit provides useful information regarding a company's financial performance. Gross profit has been calculated by subtracting cost of operations and the portion of depreciation associated with cost of goods sold from net sales.

	Year Ended December 31,		
(Dollars in millions)	***2001***	*2000*	*1999*
Net sales	**$1,891.3**	$2,116.2	$2,088.1
Cost of operations	**1,387.6**	1,529.9	1,498.6
Depreciation (associated with cost of goods sold)	**36.9**	39.5	39.2
Gross profit	**$ 466.8**	$ 546.8	$ 550.3

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Net sales for 2001 were $1,891.3 million compared to $2,116.2 million in 2000, a decrease of $224.9 million or 10.6%. The decrease in net sales was due to the general economic slowdown which began in the third quarter of 2000, the failure of several large customers and the continuation of an established program of discontinuing relationships with retailers that did not meet the Company's standards.

Cost of operations for 2001 was $1,387.6 million compared to $1,529.9 million for 2000, a decrease of 9.3%. Cost of operations as a percentage of net sales increased from 72.3% for 2000 to 73.4% for 2001 primarily due to decreased plant utilization resulting from the sales volume decrease, an increased focus on imported products, and the restructuring charges.

Selling, general and administrative expenses decreased to $330.8 million in 2001 from $335.6 million in 2000, a decrease of 1.4%. As a percentage of net sales, selling, general and administrative expenses rose from 15.9% in 2000 to 17.5% in 2001 due to the sales decrease, an increase in bad debt expense, and the restructuring charges.

Depreciation and amortization for 2001 was $55.8 million compared to $58.1 million in 2000, a decrease of 4.1%. The decrease in depreciation expense was due to lower capital expenditures and the restructuring.

Interest expense for 2001 totaled $22.0 million compared with $36.4 million in 2000. The decrease in interest expense reflects the Company's debt reduction program and lower interest rates.

Other income, net for 2001 totaled $10.6 million compared to $9.8 million for 2000. For 2001, other income consisted of interest on short-term investments of $0.8 million, other miscellaneous income and expense items totaling $1.8 million and non-operating income of $8.0 million. The non-operating income results from the sale of stock relating to the Company's minority investment in a company which leases exhibition space to furniture and accessory manufacturers, partially offset by additions to reserves related to certain discontinued operations.

Income tax expense for 2001 totaled $29.7 million, producing an effective tax rate of 33.8% compared with an effective tax rate of 34.7% for 2000.

Net earnings per common share before extraordinary item on a diluted basis were $1.13 and $2.15 for 2001 and 2000, respectively. Weighted average shares used in the calculation of net earnings per common share on a basic and diluted basis were 50,357,000 and 51,325,000 in 2001, respectively, and 49,532,000 and 50,443,000 in 2000, respectively.

Gross profit for 2001 was $466.8 million compared with $546.8 million for 2000, a decrease of 14.6%. The decrease in gross profit margin to 24.7% in 2001 from 25.8% in 2000 was primarily due to the decreased plant utilization and restructuring charges noted earlier.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Net sales for 2000 were $2,116.2 million compared to $2,088.1 million in 1999, an increase of $28.1 million or 1.3%. The increase in net sales was achieved through the Company's continuing strategies of introducing new products, emphasizing brand names and expanding distribution. These efforts were mitigated in part by a general economic slowdown in the second half of the year and the failure of several large customers.

Cost of operations for 2000 was $1,529.9 million compared to $1,498.6 million for 1999, an increase of 2.1%. Cost of operations as a percentage of net sales increased from 71.8% for 1999 to 72.3% for 2000 primarily due to manufacturing inefficiencies in the second half resulting from temporary plant shutdowns to balance inventory with incoming orders.

Selling, general and administrative expenses increased to $335.6 million in 2000 from $321.2 million in 1999, an increase of 4.5%. As a percentage of net sales, selling, general and administrative expenses rose from 15.4% in 1999 to 15.9% in 2000 largely due to an increase in bad debt expense associated with the customer failures noted earlier.

Depreciation and amortization for 2000 was $58.1 million compared to $56.5 million in 1999, an increase of 2.9%.

Interest expense for 2000 totaled $36.4 million compared with $37.6 million in 1999. The decrease in interest expense reflects the Company's debt reduction program, partially offset by higher interest rates.

Other income, net for 2000 totaled $9.8 million compared to $2.6 million for 1999. For 2000, other income consisted of interest on short-term investments of $0.6 million, a cash dividend (nonrecurring) of $7.6 million received by the Company relating to its minority investment in a company which leases exhibition space to furniture and accessory manufacturers, and other miscellaneous income and expense items totaling $1.6 million.

Income tax expense for 2000 totaled $57.6 million, producing an effective tax rate of 34.7% compared with an effective tax rate of 36.7% for 1999. The effective tax rates for both periods were adversely impacted by certain nondeductible expenses incurred and provisions for state and local income taxes. The effective tax rate for 2000 was favorably impacted by the nontaxable portion of the $7.6 million cash dividend.

Net earnings per common share before extraordinary item on a diluted basis were $2.15 and $2.14 for 2000 and 1999, respectively. Weighted average shares used in the calculation of net earnings per common share on a basic and diluted basis were 49,532,000 and 50,443,000 in 2000, respectively, and 50,968,000 and 52,335,000 in 1999, respectively.

Gross profit for 2000 was $546.8 million compared with $550.3 million for 1999, a decrease of 0.6%. The decrease in gross profit margin to 25.8% in 2000 from 26.4% in 1999 was primarily due to the manufacturing inefficiencies resulting from the temporary plant shutdowns in the second half noted earlier.

FINANCIAL CONDITION AND LIQUIDITY

Liquidity

Cash and cash equivalents at December 31, 2001 totaled $15.7 million compared to $14.6 million at December 31, 2000. For 2001, net cash provided by operating activities totaled $184.7 million. Net cash used by investing activities totaled $181.0 million. Net cash used by financing activities totaled $2.6 million.

Working capital was $603.4 million at December 31, 2001 compared to $548.5 million at December 31, 2000. The current ratio was 4.4-to-1 at December 31, 2001 compared to 4.8-to-1 at December 31, 2000. The increase in working capital between years is the result of the acquisition of Henredon, Drexel Heritage and Maitland-Smith.

At December 31, 2001, long-term debt totaled $454.4 million compared to $462.0 million at December 31, 2000. The decrease in indebtedness was funded by cash flow from operations, offset by the aforementioned acquisition. The Company's debt-to-capitalization ratio was 37.4% at December 31, 2001 compared to 44.2% at December 31, 2000.

Financing Arrangements

To meet short-term capital and other financial requirements, the Company maintains a $630.0 million revolving credit facility with a group of financial institutions. The revolving credit facility allows for the issuance of letters of credit and cash borrowings. Letter of credit outstandings are limited to no more than $150.0 million, with cash borrowings limited only by the facility's maximum availability less letters of credit outstanding. On December 31, 2001 there were $440.0 million in cash borrowings and $32.5 million in letters of credit outstanding, leaving an excess of $157.5 million available under the facility.

Cash borrowings under the revolving credit facility bear interest at a base rate or at an adjusted Eurodollar rate plus an applicable margin which varies, depending upon the type of loan the Company executes. The applicable margin over the base rate and Eurodollar rate is subject to adjustment based upon achieving certain credit ratings. At December 31, 2001, loans outstanding under the revolving credit facility consisted of $300.0 million based on the adjusted Eurodollar rate and $140.0 million based on the base rate, which in conjunction with the interest rate swaps have a weighted average interest rate of 4.87%.

The Company believes that its revolving credit facility, together with cash generated from operations, will be adequate to meet liquidity requirements for the foreseeable future.

OTHER

Market Risk

The Company is exposed to market risk from changes in interest rates. The Company's exposure to interest rate risk consists of its floating rate revolving credit facility. This risk is managed using interest rate swaps to fix a portion of the Company's floating rate long-term debt. Based upon a hypothetical ten percent increase in interest rates the potential impact to the Company's net earnings would be $0.4 million.

Recently Issued Statements of Financial Accounting Standard

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141) "Business Combinations" and No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The Company adopted SFAS No. 142 effective January 1, 2002 and is in the process of reviewing the provisions of the statement and evaluating its impact on the financial statements. The Company believes the impact of discontinuing the amortization of intangible assets will be to increase annual earnings by approximately $0.20 per share.

Outlook

While the Company continues to see weak consumer spending in its sector, it is beginning to see signs the economy is firming up. Order trends in the fourth quarter of 2001 showed continued strength in the middle and upper-middle price categories. While the Company has yet to see such a turnaround at the upper end, the cost savings initiatives undertaken during the year should position it for strong operating profit margin improvement as that price category begins to turn as well. Business overall is expected to be essentially flat for the first half of 2002, with a recovery beginning at mid-year and accelerating through the second half. The Company is currently projecting earnings per share of $2.20-$2.30 for the full year.

Capital expenditures are forecasted at $45.0 – $50.0 million for 2002, with depreciation expense anticipated to be approximately $50.0 million. Selling, general and administrative expenses for the year are expected to be 16.50% – 16.75% of net sales. Based upon current interest rates and budgeted debt reduction, interest expense is expected to be approximately $24.0 million for 2002. The Company expects to generate in excess of $100.0 million in cash flow from operations, the majority of which will be used to reduce long-term debt.

Forward-Looking Statements

The Company herein has made forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include the Company's expected sales, earnings per share, profit margins, and cash flows, the effects of certain manufacturing realignments and other business strategies, the prospects for the overall business environment, and other statements containing the words "expects," "anticipates," "estimates," "believes," and words of similar import. The Company cautions investors that any such forward-looking statements are not guarantees of future performance and that certain factors may cause actual results to differ materially from those in the forward-looking statements. Such factors may include: overall business and economic conditions and growth in the furniture industry; changes in customer spending patterns and demand for home furnishings; competitive factors, such as design and marketing efforts by other furniture manufacturers; pricing pressures; success of the marketing efforts of retailers and the prospects for further customer failures; the Company's success in furniture design and manufacture; the effects of manufacturing realignments and cost savings programs; and other risk factors listed from time to time in the Company's future public releases and SEC reports.

(Dollars in thousands)	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 15,707	$ 14,606
Receivables, less allowances of $18,841 ($23,075 at December 31, 2000)	359,493	351,804
Inventories (Note 5)	369,773	294,454
Deferred income taxes	26,160	23,555
Prepaid expenses and other current assets	7,582	7,162
Total current assets	778,715	691,581
Property, plant and equipment:		
Land	18,090	19,206
Buildings and improvements	240,554	226,096
Machinery and equipment	346,460	345,040
	605,104	590,342
Less accumulated depreciation	283,464	287,107
Net property, plant and equipment	321,640	303,235
Intangible assets (Note 6)	367,305	289,895
Other assets	35,829	20,127
	$1,503,489	$1,304,838
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 83,508	$ 65,483
Accrued employee compensation	23,815	24,822
Accrued interest expense	2,805	7,646
Other accrued expenses	65,167	45,167
Total current liabilities	175,295	143,118
Long-term debt (Note 7)	454,400	462,000
Deferred income taxes	69,032	77,533
Other long-term liabilities	45,103	38,282
Shareholders' equity:		
Preferred stock, authorized 10,000,000 shares, no par value — issued, none	—	—
Common stock, authorized 100,000,000 shares, $1.00 stated value — issued 56,277,066 shares at December 31, 2001 and 52,277,066 shares at December 31, 2000 (Note 8)	56,277	52,277
Paid-in capital	219,469	118,360
Retained earnings	520,503	462,473
Accumulated other comprehensive income	(5,108)	—
Treasury stock at cost (1,664,666 shares at December 31, 2001 and 2,601,759 shares at December 31, 2000)	(31,482)	(49,205)
Total shareholders' equity	759,659	583,905
	$1,503,489	$1,304,838

See accompanying notes to consolidated financial statements.

(Dollars in thousands except per share data)	Year Ended December 31, 2001	2000	1999
Net sales	$1,891,313	$2,116,239	$2,088,112
Costs and expenses:			
Cost of operations	1,387,632	1,529,874	1,498,622
Selling, general and administrative expenses	330,835	335,596	321,205
Depreciation and amortization	55,767	58,155	56,528
Asset impairment charges	18,000	—	—
Earnings from operations	99,079	192,614	211,757
Interest expense	21,984	36,389	37,577
Other income, net	10,599	9,772	2,584
Earnings before income tax expense and extraordinary item	87,694	165,997	176,764
Income tax expense (Note 9)	29,664	57,574	64,854
Earnings before extraordinary item	58,030	108,423	111,910
Extraordinary item — early extinguishment of debt, net of income tax benefit (Note 11)	—	(2,522)	—
Net earnings	$ 58,030	$ 105,901	$ 111,910
Net earnings per common share — basic (Note 8):			
Earnings before extraordinary item	$ 1.15	$ 2.19	$ 2.20
Extraordinary item — early extinguishment of debt	—	(0.05)	—
Net earnings per common share – basic	$ 1.15	$ 2.14	$ 2.20
Net earnings per common share — diluted (Note 8):			
Earnings before extraordinary item	$ 1.13	$ 2.15	$ 2.14
Extraordinary item — early extinguishment of debt	—	(0.05)	—
Net earnings per common share — diluted	$ 1.13	$ 2.10	$ 2.14

See accompanying notes to consolidated financial statements.

(Dollars in thousands)	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net earnings	**$ 58,030**	$ 105,901	$ 111,910
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net loss on early extinguishment of debt	**—**	2,522	—
Depreciation of property, plant and equipment	**43,707**	46,095	44,468
Amortization of intangible and other assets	**12,060**	12,060	12,060
Asset impairment charges	**18,000**	—	-
Other, net (includes gains on sale of investments)	**(11,586)**	1,602	2,172
(Increase) decrease in receivables	**41,502**	(6,419)	(21,221)
(Increase) decrease in inventories	**33,070**	(9,059)	21,987
Increase in prepaid expenses and intangible and other assets	**(6,789)**	(7,737)	(2,872)
Increase (decrease) in accounts payable, accrued interest expense and other accrued expenses	**7,224**	(9,226)	(12,861)
Decrease in net deferred tax liabilities	**(8,356)**	(2,788)	(5,390)
Decrease in other long-term liabilities	**(2,156)**	(807)	(1,687)
Net cash provided by operating activities	**184,706**	132,144	148,566
Cash flows from investing activities:			
Acquisition of business, net of cash acquired	**(176,235)**	—	—
Proceeds from the disposal of assets	**18,197**	316	451
Additions to property, plant and equipment	**(22,991)**	(53,310)	(48,951)
Net cash used by investing activities	**(181,029)**	(52,994)	(48,500)
Cash flows from financing activities:			
Payments for debt issuance costs	**—**	(2,090)	—
Additions to long-term debt	**140,000**	486,500	—
Payments of long-term debt	**(147,600)**	(559,600)	(54,100)
Proceeds from the issuance of treasury stock	**5,024**	3,237	7,943
Purchase of treasury stock	**—**	—	(59,720)
Net cash used by financing activities	**(2,576)**	(71,953)	(105,877)
Net increase (decrease) in cash and cash equivalents	**1,101**	7,197	(5,811)
Cash and cash equivalents at beginning of period	**14,606**	7,409	13,220
Cash and cash equivalents at end of period	**$ 15,707**	$ 14,606	$ 7,409
Supplemental Disclosure:			
Cash payments for income taxes, net	**$ 26,083**	$ 63,120	$ 68,100
Cash payments for interest	**$ 28,940**	$ 30,873	$ 40,070
Issuance of common stock for acquisition	**$ 110,640**	$ —	$ —

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands)	Year Ended December 31, 2001	2000	1999
Common Stock:			
Beginning balance	**$ 52,277**	$ 52,277	$ 52,277
Stock issued for acquisition of business	**4,000**	—	—
Ending balance	**$ 56,277**	$ 52,277	$ 52,277
Paid-In Capital:			
Beginning balance	**$118,360**	$120,326	$127,513
Stock plans activity (Note 8)	**(5,531)**	(1,966)	(7,187)
Stock issued for acquisition of business	**106,640**	—	—
Ending balance	**$219,469**	$118,360	$120,326
Retained Earnings:			
Beginning balance	**$462,473**	$356,572	$244,662
Net earnings	**58,030**	105,901	111,910
Ending balance	**$520,503**	$462,473	$356,572
Accumulated Other Comprehensive Income:			
Beginning balance	**$ —**	$ —	$ —
Cumulative effect of adopting SFAS No. 133	**2,960**	—	—
Effect of financial instruments accounted for as hedges	**(8,068)**	—	—
Ending balance	**$ (5,108)**	$ —	$ —
Treasury Stock:			
Beginning balance	**$ (49,205)**	$ (54,978)	$ (10,943)
Stock plans activity (Note 8)	**17,723**	5,773	15,685
Purchase of treasury shares (3,123,200 shares)	**-**	—	(59,720)
Ending balance	**$ (31,482)**	$ (49,205)	$ (54,978)
Total Shareholders' Equity	**$759,659**	$583,905	$474,197
Comprehensive Income:			
Net earnings	**$ 58,030**	$105,901	$111,910
Cumulative effect of adopting SFAS No. 133	**2,960**	—	—
Effect of financial instruments accounted for as hedges	**(8,068)**	—	—
	$ 52,922	$105,901	$111,910

See accompanying notes to consolidated financial statements.

(Dollars in thousands except per share data)

1. | THE COMPANY

Furniture Brands International, Inc. (referred to herein as the "Company") is one of the largest home furniture manufacturers in the United States. During the year ended December 31, 2001, the Company had three primary operating subsidiaries: Broyhill Furniture Industries, Inc.; Lane Furniture Industries, Inc.; and Thomasville Furniture Industries, Inc. On December 28, 2001, the Company acquired substantially all of the assets and liabilities of Henredon Furniture Industries, Drexel Heritage Furnishings and Maitland-Smith.

Substantially all of the Company's sales are made to unaffiliated furniture retailers. The Company has a diversified customer base with no one customer accounting for 10% or more of consolidated net sales and no particular concentration of credit risk in one economic sector. Foreign operations and net sales are not material.

2. | SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company are set forth below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results are likely to differ from those estimates but management believes such differences are not significant.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany transactions are eliminated in consolidation. The Company's fiscal year ends on December 31. The operating companies included in the consolidated financial statements report their results of operations as of the Saturday closest to December 31. Accordingly, the results of operations will periodically include a 53-week fiscal year. Fiscal years 2001, 2000, and 1999 were 52-week years.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Short-term investments are recorded at amortized cost, which approximates market.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost when acquired. Depreciation is calculated using both accelerated and straight-line methods based on the estimated useful lives of the respective assets, which generally range from 3 to 45 years for buildings and improvements and from 3 to 12 years for machinery and equipment.

Intangible Assets

Intangible assets consist of goodwill and trademarks and have been amortized on a straight-line basis over 20 to 40 – year periods. Effective with the Company's adoption of SFAS No. 142 on January 1, 2002, goodwill and intangible assets with indefinite lives will no longer be amortized, but instead tested for impairment. Intangible assets will be reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying values.

(Dollars in thousands except per share data)

Fair Value of Financial Instruments

The Company considers the carrying amounts of cash and cash equivalents, receivables, and accounts payable to approximate fair value because of the short maturity of these financial instruments.

Amounts outstanding under long-term debt agreements are considered to be carried on the financial statements at their estimated fair values because they were entered into recently and/or accrue interest at rates which generally fluctuate with interest rate trends.

The Company periodically uses interest rate swap agreements (derivative financial instruments) to hedge risk associated with its floating rate long-term debt. Effective January 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative instruments be recorded on the balance sheet as an asset or liability with any gain or loss recorded as a component of accumulated other comprehensive income until recognized in earnings. The fair value of the swap agreements is based upon quoted market prices. The net amount to be paid or received under the interest rate swap agreements is recorded as a component of interest expense.

Revenue Recognition

The Company recognizes revenue when finished goods are shipped, with appropriate provisions for returns and uncollectible accounts.

Advertising Costs

Advertising costs are expensed when first aired or distributed. Advertising costs for 2001, 2000 and 1999 were $57,453, $57,111 and $58,039 respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method.

3. | RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

During 2001, the Company implemented a plan to reduce its domestic case goods manufacturing capacity. This plan included the closing of 12 manufacturing facilities and a permanent reduction of approximately 20% of the Company's total employment. Pretax restructuring and impairment charges of $26,352 have been recorded during 2001 of which $18,000 relates to a fixed asset impairment charge for properties and machinery and equipment of the closed facilities. The balance consisting of $5,913 charged to cost of operations and $2,439 charged to selling, general and administrative expenses relates to employee severance and benefits costs and plant shutdown costs.

As of December 31, 2001, $1,000 of the restructuring charges were included as an accrued expense in current liabilities.

(Dollars in thousands except per share data)

4. | ACQUISITION OF BUSINESS

On December 28, 2001, the Company acquired substantially all of the assets and liabilities of Henredon Furniture Industries, Drexel Heritage Furnishings and Maitland-Smith for $287,140. The acquisition establishes the Company as the furniture industry's only full-line resource in all middle and upper price categories. The purchase price, including capitalized expenses of approximately $1,500, consisted of $176,500 paid in cash and four million shares of the Company's common stock valued at $110,640. The value of the common stock issued was determined based on the average market price over the two-day period before and after the terms of the acquisition were agreed to and announced. Since the acquisition occurred near the last business day of 2001, it is reflected in the Company's consolidated balance sheet as of December 31, 2001; however, the Company's consolidated results of operations for 2001 do not include any of the operations of the acquired companies.

The estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition are as follows:

Accounts receivable	$ 49,191
Inventories	108,389
Other current assets	6,262
Property plant and equipment	68,095
Intangible assets	90,962
Other long-term assets	1,289
Total assets acquired	$324,188
Current liabilities	$ 30,481
Other long-term liabilities	6,567
Total liabilities assumed	37,048
Net assets acquired	$287,140

The Company is in the process of obtaining third-party valuations of the assets; thus, the allocation of the purchase price is subject to change.

The following unaudited summary, prepared on a pro forma basis, combines the consolidated results of operations of the Company for 2001 and 2000 with those of the acquired companies as if the transaction had occurred at the beginning of each year presented.

	Year Ended December 31,	
	2001	*2000*
Net sales	**$2,311,647**	$2,620,151
Earnings before extraordinary item	**68,260**	127,507
Net earnings	**$ 68,260**	$ 127,507
Net earnings per common share – diluted:		
Earnings before extraordinary item	**$ 1.23**	$ 2.34
Net earnings	**$ 1.23**	$ 2.34

Such pro forma amounts are not necessarily indicative of what actual consolidated results of operations might have been if the acquisition had been effective at the beginning of each year presented.

(Dollars in thousands except per share data)

5. | INVENTORIES

Inventories are summarized as follows:

	December 31, 2001	*December 31, 2000*
Finished products	**$187,523**	$125,491
Work-in-process	**69,507**	61,932
Raw materials	**112,743**	107,031
	$369,773	$294,454

6. | INTANGIBLE ASSETS

Intangible assets include the following:

	December 31, 2001	*December 31, 2000*
Intangible assets, at cost:		
Goodwill	**$239,173**	$239,173
Trademarks and trade names	**156,828**	156,828
Intangible assets from acquisition	**90,962**	—
	486,963	396,001
Less accumulated amortization	**119,658**	106,106
	$367,305	$289,895

7. | LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2001	*December 31, 2000*
Revolving credit facility (unsecured)	**$440,000**	$446,000
Other	**14,400**	16,000
	$454,400	$462,000

The following discussion summarizes certain provisions of the long-term debt.

Revolving Credit Facility

The revolving credit facility is an unsecured, five-year facility with a commitment of $630,000. The facility allows for issuance of letters of credit and cash borrowings. Letter of credit outstandings are limited to no more than $150,000, with cash borrowings limited only by the facility's maximum availability less letters of credit outstanding.

Currently, for letter of credit issuances, a fee of 0.75% per annum (subject to increase/decrease based upon the Company achieving certain credit ratings from Standard & Poor's and Moody's) is assessed for the account of the lenders ratably. A further fee of 0.125% is assessed on standby letters of credit representing a facing fee. A customary administrative charge for processing letters of credit is also payable to the relevant issuing bank. Letter of credit fees are payable quarterly in arrears.

(Dollars in thousands except per share data)

Cash borrowings under the revolving credit facility bear interest at a base rate or at an adjusted Eurodollar rate plus an applicable margin which varies, depending upon the type of loan the Company executes. The applicable margin over the base rate and adjusted Eurodollar rate is subject to adjustment based upon achieving certain credit ratings. At December 31, 2001, loans outstanding under the revolving credit facility consisted of $300,000 based on the adjusted Eurodollar rate and $140,000 based on the base rate, which in conjunction with the interest rate swaps have a weighted average interest rate of 4.87%.

At December 31, 2001, there were $440,000 of cash borrowings and $32,464 in letters of credit outstanding under the revolving credit facility, leaving an excess of $157,536 available under the facility.

The revolving credit facility has no mandatory principal payments; however, the commitment matures on June 7, 2005. The facility requires the Company to meet certain financial covenants including a minimum consolidated net worth and maximum leverage ratio. In addition, the facility requires repayment upon the occurrence of a change of control of the Company.

Other

Other long-term debt consists of various industrial revenue bonds with interest rates ranging from approximately 4.0% to 9.0%.

Interest Rate Swap Agreements

In May 2001, in order to reduce the impact of changes in interest rates on its floating rate long-term debt, the Company entered into three interest rate swap agreements each having a notional amount of $100.0 million and a termination date in May 2004. The Company pays the counterparties a blended fixed rate of 4.93% per annum and receives payment based upon the floating three-month LIBOR rate.

Other Information

The Company has no mandatory long-term debt payments until 2005, at which time $448,000 matures.

8. | COMMON STOCK

The Company's restated certificate of incorporation includes authorization to issue up to 100 million shares of common stock with a $1.00 per share stated value. As of December 31, 2001, 56,277,066 shares of common stock were issued. It is not presently anticipated that dividends will be paid on common stock in the foreseeable future.

The Company has been authorized by its Board of Directors to repurchase its common stock from time to time in open market or privately negotiated transactions. Common stock repurchases are recorded as treasury stock and may be used for general corporate purposes. In 1999, the Company repurchased 3,123,200 shares for $59,720. As of December 31, 2001, the Company has Board of Directors' authorization for the repurchase of an additional $100,000 of its common stock.

Shares of common stock were reserved for the following purposes at December 31, 2001:

	Number of Shares
Common stock options:	
Granted	4,298,916
Available for grant	816,740
	5,115,656

(Dollars in thousands except per share data)

On April 29, 1999, stockholders approved the 1999 Long-Term Incentive Plan. The plan provided for a total of 2,250,000 shares plus all remaining shares available for grant or which become available for grant due to cancellation under the 1992 Stock Option Plan. The plan is administered by the Executive Compensation and Stock Option Committee of the Board of Directors and permits certain key employees to be granted nonqualified options, performance-based options, restricted stock, or combinations thereof. Options must be issued at market value on the date of grant and expire in a maximum of ten years.

In 1999, the Company issued 79,000 shares of restricted stock. The restricted shares vest over various periods from 2 to 5 years. The deferred compensation expense is amortized to expense over the period of time the restrictions are in place and the unamortized portion is classified as a reduction of paid-in-capital in the Company's consolidated balance sheets.

Changes in options granted and outstanding are summarized as follows:

	Year Ended December 31,					
	2001		2000		1999	
	Shares	*Average Price*	*Shares*	*Average Price*	*Shares*	*Average Price*
Beginning of period	4,345,634	$13.61	4,027,063	$12.67	4,018,581	$ 9.37
Granted	954,900	24.00	734,600	16.70	772,600	23.49
Exercised	(937,093)	5.36	(305,300)	6.83	(662,141)	6.02
Cancelled	(64,525)	24.48	(110,729)	18.60	(101,977)	7.91
End of period	4,298,916	$17.55	4,345,634	$13.61	4,027,063	$12.67
Exercisable at end of period	2,324,391		2,591,726		2,342,822	
Weighted average fair value of options granted		$12.40		$ 9.52		$13.03

Had compensation cost for the Company's stock-based compensation plan been determined consistent with SFAS No. 123, the Company's net earnings and net earnings per share would have been as follows:

	Year Ended December 31,		
	2001	2000	1999
Net earnings			
As reported	$58,030	$105,901	$111,910
Pro forma	52,648	101,819	108,600
Net earnings per share – basic			
As reported	$ 1.15	$ 2.14	$ 2.20
Pro forma	1.05	2.06	2.13
Net earnings per share – diluted			
As reported	$ 1.13	$ 2.10	$ 2.14
Pro forma	1.04	2.05	2.10

The weighted average fair value of options granted is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.9%, 5.7%, and 5.0% in 2001, 2000, and 1999, respectively; expected dividend yield of 0% for all years; expected life of 7 years for all years and expected volatility of 47%, 47%, and 46% for 2001, 2000, and 1999, respectively.

(Dollars in thousands except per share data)

Summarized information regarding stock options outstanding and exercisable at December 31, 2001 follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Shares	Average Contractual Life	Average Price	Shares	Average Price
Up to $10	796,441	2.1	$ 6.97	796,441	$ 6.97
$10 – $20	1,512,075	5.5	14.64	972,050	13.64
Over $20	1,990,400	6.9	24.00	555,900	24.04
	4,298,916	5.5	$17.55	2,324,391	$13.84

Weighted average shares used in the computation of basic and diluted net earnings per common share for 2001, 2000, and 1999 are as follows:

	Year Ended December 31,		
	2001	2000	1999
Weighted average shares used for basic net earnings per common share	50,356,763	49,531,931	50,967,973
Effect of dilutive securities:			
Stock options	968,227	910,805	1,366,611
Weighted average shares used for diluted net earnings per common share	51,324,990	50,442,736	52,334,584

Excluded from the computation of diluted net earnings per common share were options to purchase 79,000 and 1,163,700 shares at an average price of $30.84, and $23.81 per share during 2001 and 2000, respectively. These options have been excluded from the diluted earnings per share calculation since their impact is anti-dilutive.

9. | INCOME TAXES

Income tax expense was comprised of the following:

	Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$34,672	$55,191	$62,108
State and local	562	5,171	8,136
	35,234	60,362	70,244
Deferred	(5,570)	(2,788)	(5,390)
	$29,664	$57,574	$64,854

(Dollars in thousands except per share data)

The following table reconciles the differences between the federal corporate statutory rate and the Company's effective income tax rate:

	Year Ended December 31,		
	2001	2000	1999
Federal corporate statutory rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal tax benefit	**0.4**	1.7	2.5
Nondeductible amortization of intangible assets	**2.9**	1.5	1.5
Dividend exclusion	**—**	(1.1)	—
Adjustments to income tax reserves	**(4.3)**	—	0.3
Other	**(0.2)**	(2.4)	(2.6)
Effective income tax rate	**33.8%**	34.7%	36.7%

The sources of the tax effects for temporary differences that give rise to the deferred tax assets and liabilities were as follows:

	December 31, 2001	December 31, 2000
Deferred tax assets attributable to:		
Expense accruals	$ 16,579	$ 15,293
Valuation reserves	16,858	11,811
Asset impairment charges	6,193	—
Employee pension and other benefit plans	1,375	3,605
Fair market value adjustments — account receivable	1,453	—
Inventory costs capitalized	201	1,560
Other	2,366	2,805
Total deferred tax assets	45,025	35,074
Deferred tax liabilities attributable to:		
Fair value adjustments	(73,109)	(68,744)
Depreciation	(7,828)	(8,099)
Fair market value adjustments — accounts receivable	—	(2,530)
Other	(6,960)	(9,679)
Total deferred tax liabilities	(87,897)	(89,052)
Net deferred tax liabilities	$(42,872)	$(53,978)

10. | EMPLOYEE BENEFITS

The Company sponsors or contributes to retirement plans covering substantially all employees. The total cost of all plans for 2001, 2000, and 1999 was $1,425, $2,090, and $5,649, respectively.

Company-Sponsored Defined Benefit Plans

Annual cost for defined benefit plans is determined using the projected unit credit actuarial method. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

(Dollars in thousands except per share data)

It is the Company's practice to fund pension costs to the extent that such costs are tax deductible and in accordance with ERISA. The assets of the various plans include corporate equities, government securities, corporate debt securities and insurance contracts. The table below summarizes the funded status of the Company-sponsored defined benefit plans.

	December 31, 2001	December 31, 2000
Change in projected benefit obligation:		
Projected benefit obligation – beginning of year	$323,511	$313,756
Service cost	9,372	8,665
Interest cost	23,315	22,522
Actuarial gain	(4,759)	(3,298)
Benefits paid	(19,258)	(18,134)
Projected benefit obligation – end of year	$332,181	$323,511
Change in plan assets:		
Fair value of plan assets – beginning of year	$354,356	$361,890
Actual return on plan assets	(16,284)	9,402
Employer contributions	1,319	1,198
Benefits paid	(19,258)	(18,134)
Fair value of plan assets – end of year	$320,133	$354,356
Funded status	$ (12,048)	$ 30,845
Unrecognized net (gain) loss	20,177	(26,807)
Unrecognized prior service cost	824	1,336
Prepaid pension cost	$ 8,953	$ 5,374

Net periodic pension cost for 2001, 2000, and 1999 included the following components:

	Year Ended December 31,		
	2001	2000	1999
Service cost-benefits earned during the period	$ 9,372	$ 8,665	$ 8,379
Interest cost on the projected benefit obligation	23,315	22,522	21,905
Expected return on plan assets	(32,655)	(31,840)	(29,193)
Net amortization and deferral	(2,291)	(2,914)	(1,230)
Net periodic pension income	$ (2,259)	$ (3,567)	$ (139)

Employees are covered primarily by noncontributory plans, funded by Company contributions to trust funds, which are held for the sole benefit of employees. Monthly retirement benefits are based upon service and pay with employees becoming vested upon completion of five years of service.

The expected long-term rate of return on plan assets was 9.0% in all years presented. Measurement of the projected benefit obligation was based upon a weighted average discount rate of 7.25% and a long-term rate of compensation increase of 4.5% for all years presented.

(Dollars in thousands except per share data)

Other Retirement Plans and Benefits

In addition to defined benefit plans, the Company makes contributions to defined contribution plans and sponsors employee savings plans. The cost of these plans is included in the total cost for all plans reflected above.

11. | EXTRAORDINARY ITEM - EARLY EXTINGUISHMENT OF DEBT

In conjunction with the June 7, 2000, refinancing of an existing secured credit agreement, the Company charged to results of operations $2,522, net of income tax benefit of $1,520, representing the deferred financing fees and expenses pertaining to the refinanced facility. The charge was recorded as an extraordinary item.

12. | COMMITMENTS AND CONTINGENT LIABILITIES

Certain of the Company's real properties and equipment are operated under lease agreements. Rental expense under operating leases totaled $18,900, $18,514, and $17,417 for 2001, 2000, and 1999, respectively. Annual minimum payments under operating leases (including the companies acquired on December 28, 2001) are $19,538, $16,525, $13,609, $8,848, and $6,487 for 2002 through 2006, respectively. Future minimum lease payments under operating leases, reduced by minimum rentals from subleases of $1,250 at December 31, 2001, aggregate $94,220.

The Company has provided guarantees related to store leases for certain independent dealers opening Thomasville Home Furnishings Stores. The total future lease payments guaranteed at December 31, 2001 were $54,329. The Company believes the risk of significant loss from these lease guarantees is remote.

The Company is or may become a defendant in a number of pending or threatened legal proceedings in the ordinary course of business. In the opinion of management, the ultimate liability, if any, of the Company from all such proceedings will not have a material adverse effect upon the consolidated financial position or results of operations of the Company and its subsidiaries.

13. | OTHER INCOME, NET

Other income, net for 2001 totaled $10,599 compared to $9,772 for 2000. For 2001, other income consisted of interest on short-term investments of $844, other miscellaneous income and expense items totaling $1,755 and non-operating income of $8,000. The non-operating income results from the sale of stock relating to the Company's minority investment in a company which leases exhibition space to furniture and accessory manufacturers, partially offset by additions to reserves related to certain discontinued operations.

For 2000, other income consisted of interest on short-term investments of $538, a cash dividend (nonrecurring) of $7,642 received by the Company relating to its minority investment in a company which leases exhibition space to furniture and accessory manufacturers, and other miscellaneous income and expense items totaling $1,592.

Other income for 1999 consisted of interest on short-term investments of $388 and other miscellaneous income and expense items totaling $2,196.

(Dollars in thousands except per share data)

14. | QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Following is a summary of unaudited quarterly information:

	Fourth Quarter	*Third Quarter*	*Second Quarter*	*First Quarter*
Year ended December 31, 2001:				
Net sales	$476,801	$448,682	$459,648	$506,182
Gross profit	114,417	112,321	114,725	125,331
Net earnings	$ 22,831	$ 13,871	$ 1,647	$ 19,681
Net earnings per common share:				
Basic	$ 0.45	$ 0.27	$ 0.03	$ 0.39
Diluted	$ 0.44	$ 0.27	$ 0.03	$ 0.39
Common stock price range:				
High	$ 32.41	$ 29.17	$ 28.00	$ 26.76
Low	$ 18.91	$ 18.25	$ 22.55	$ 20.44
Year ended December 31, 2000:				
Net sales	$519,467	$499,746	$533,079	$563,947
Gross profit	130,066	126,812	141,547	148,434
Net earnings:				
Earnings before extraordinary item	24,307	23,373	30,143	30,600
Extraordinary item –	—	—	(2,522)	—
Total	$ 24,307	$ 23,373	$ 27,621	$ 30,600
Net earnings per common share – basic:				
Earnings before extraordinary item	$ 0.49	$ 0.47	$ 0.61	$ 0.62
Extraordinary item	—	—	(0.05)	—
Total	$ 0.49	$ 0.47	$ 0.56	$ 0.62
Net earnings per common share- diluted:				
Earnings before extraordinary item	$ 0.48	$ 0.46	$ 0.60	$ 0.61
Extraordinary item	—	—	(0.05)	—
Total	$ 0.48	$ 0.46	$ 0.55	$ 0.61
Common stock price range:				
High	$ 21.69	$ 18.56	$ 21.69	$ 19.69
Low	$ 14.94	$ 14.06	$ 14.25	$ 14.56

The Company has not paid cash dividends on its common stock during the three years ended December 31, 2001. The closing market price of the Company's common stock on December 31, 2001 was $32.02 per share.

The Board of Directors and Shareholders
Furniture Brands International, Inc.:

We have audited the accompanying consolidated balance sheets of Furniture Brands International, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Furniture Brands International, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

St. Louis, Missouri
January 24, 2002

(Dollars in thousands except per share data)	Year Ended December 31, 2001	2000	1999	1998	1997
Summary of operations:					
Net sales	**$1,891,313**	$2,116,239	$2,088,112	$1,960,250	$1,808,276
Gross profit	**466,794**	546,859	550,312	515,512	450,690
Interest expense	**21,984**	36,389	37,577	43,455	42,747
Earnings before income tax expense and extraordinary item	**87,694**	165,997	176,764	152,143	107,254
Income tax expense	**29,664**	57,574	64,854	54,205	40,201
Earnings before extraordinary item	**58,030**	108,423	111,910	97,938	67,053
Extraordinary item	**—**	(2,522)	—	—	—
Net earnings	**$ 58,030**	$ 105,901	$ 111,910	$ 97,938	$ 67,053
Per share of common stock — diluted:					
Earnings before extraordinary item	**$ 1.13**	$ 2.15	$ 2.14	$ 1.82	$ 1.15
Extraordinary item	**—**	(0.05)	—	—	—
Net earnings	**$ 1.13**	$ 2.10	$ 2.14	$ 1.82	$ 1.15
Weighted average common shares — diluted (in thousands)	**51,325**	50,443	52,335	53,809	58,473
Other information:					
Working capital	**$ 603,420**	$ 548,463	$ 518,036	$ 509,148	$ 482,288
Property, plant and equipment, net	**321,640**	303,235	297,746	293,777	294,061
Capital expenditures	**22,991**	53,310	48,951	44,358	40,004
Total assets	**1,503,489**	1,304,838	1,288,834	1,303,204	1,257,236
Long-term debt	**454,400**	462,000	535,100	589,200	667,800
Shareholders' equity	**$ 759,659**	$ 583,905	$ 474,197	$ 413,509	$ 323,322

PRINCIPAL CORPORATE OFFICERS

W. G. (Mickey) Holliman
Chairman of the Board, President and Chief Executive Officer

Lynn Chipperfield
Senior Vice-President, Secretary and Chief Administrative Officer

David P. Howard
Vice-President, Treasurer and Chief Financial Officer

Steven W. Alstadt
Controller and Chief Accounting Officer

Jerry L. Lybarger
General Counsel and Assistant Secretary

PRESIDENTS OF OPERATING COMPANIES

Dennis R. Burgette
Broyhill Furniture Industries, Inc.

John T. Foy
Lane Furniture Industries, Inc.

Christian J. Pfaff
Thomasville Furniture Industries, Inc.

Michael K. Dugan
Henredon Furniture Industries, Inc.

Daniel M. Grow
Drexel Heritage Furniture Industries, Inc.

Seamus Bateson
Maitland-Smith Furniture Industries, Inc.

INVESTOR INFORMATION

Transfer Agent and Registrar for Common Stock

The Bank of New York
Church Street Station
New York, New York 10286
(800) 524-4458

Exchange Listing

Common shares are listed on the New York Stock Exchange (trading symbol: FBN)

Corporate Offices

101 South Hanley Road
St. Louis, Missouri 63105-3493
(314) 863-1100

Annual Meeting

The Annual Meeting of Shareholders will be at 10:00 a.m. on Thursday, April 25, 2002 at the Corporate Offices.

Form 10 – K Annual Report

Shareholders may obtain a copy of the current Form 10-K filed with the Securities and Exchange Commission by writing to the Secretary of Furniture Brands International at the Corporate Offices.

Independent Auditors

KPMG LLP
10 S. Broadway, Suite 900
St. Louis, Missouri 63102-1761
(314) 444-1400

Internet Access

Corporate news releases, Form 10-K and Form 10-Q, the annual report and other information about the Company and its subsidiaries are available through the Company's Internet Web site: www.furniturebrands.com

FURNITURE BRANDS INTERNATIONAL

ST. LOUIS, MISSOURI